Exhibit 21.1

Subsidiaries of Galmed Pharmaceuticals Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of the date hereof.

Name of Subsidiary	Jurisdiction of Incorporation

Galmed 2000 Inc.	British Virgin Islands

Galmed International Ltd.	Malta

Galmed Medical Research Ltd. (Inactive)	Israel

Galmed Research & Development Ltd.	Israel